UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 29)*

WENDY’S/ARBY’S GROUP, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

950587 105
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 51,657,326 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 15,900,439 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 51,657,326 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.06% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 51,550,511 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,218,971 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 51,550,511 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.04% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 196,003 (Class A Common Stock)
	8	SHARED VOTING POWER (See Item 5) 27,227,751 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 196,003 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,423,754 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 27,227,751 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,227,751 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 27,227,751 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,227,751 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 27,227,751 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,227,751 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 27,227,751 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 27,227,751 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 27,227,751 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 6,430,910 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 6,430,910 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 6,430,910 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 20,064,053 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 20,064,053 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 20,064,053 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 576,776
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 576,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 576,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 576,776
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 576,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 576,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 130,691
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 130,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 130,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 130,691
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 130,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 130,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 130,691
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 130,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 130,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008.

AMENDMENT NO. 29 TO SCHEDULE 13D

This Amendment No. 29 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008 (“Amendment 27”) and Amendment No. 28 dated October 1, 2008 (“Amendment 28”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the Class A Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company (as defined below) for periods commencing on or after September 30, 2008 (the “Class A Common Stock”), and, for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”), of Wendy’s/Arby’s Group, Inc. (formerly known as Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the “Company”)).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14 through 28, all references in the Statement to “Common Stock” shall be deemed to refer to the Class A Common Stock of Triarc through September 29, 2008, the date of the closing of the acquisition of Wendy’s (see Item 4).

Amendment 28 inadvertently did not include the 238,915 shares of Class A Common Stock held by the Peltz Family Foundation in the holdings of Nelson Peltz and reported that 25,321 shares of Class A Common Stock that are held by Trian GP as held by Trian Non-ERISA Fund. As a result of the foregoing and to correct a mathematical error, Items 2 and 5 of the Statement are hereby amended and supplemented as follows:

Class A Common Stock:  CUSIP No. 950587 105

Item 2.  Identity and Background

Item 2 is amended by deleting all references to Trian Non-ERISA Fund.

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) through (c) of Item 5 is amended by deleting (i) the eleventh through sixteenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 15,900,439 shares of Class A Common Stock.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,218,971 shares of Class A Common Stock.  Mr. Garden directly owns and has the sole power to dispose of and vote 196,003 shares of Class A Common Stock

The Peltz L.P. is the beneficial owner of 70,650 shares of Class A Common Stock.  The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member.  In addition, Mr. Peltz's minor children are the beneficial owners of 600 shares of Class A Common Stock.  Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. and his minor children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 238,915 shares of Class A Common Stock.  Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 203,350 shares of Class A Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Class A Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,218,971 shares of the Class A Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 15,900,439 shares of the Class A Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 6,430,910 shares of Class A Common Stock, Trian Master Fund directly owns 20,064,053 shares of Class A Common Stock, Parallel Fund I directly owns 576,776 shares of Class A Common Stock, Parallel Fund II directly owns 130,691 shares of Class A Common Stock and Trian GP directly owns 25,321 shares of Class A Common Stock,.  Mr. Peltz and Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian GP and Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Class A Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian GP and Trian GP LLC.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 51,657,326 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. May, the Peltz L.P. Mr. Peltz's minor children, the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I, and Parallel Fund II, but excluding shares beneficially owned by the May Family Foundation), representing approximately 11.06% of the outstanding shares of Class A Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 51,550,511 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Parallel Fund II, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 11.04% of the outstanding shares of Class A Common Stock. Mr. Garden may be deemed to beneficially own an aggregate of 27,423,754 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian GP), representing approximately 5.87% of the outstanding shares of Class A Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Parts (a) and (b) of Item 5 of Amendment 28 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on September 29, 2008, the Filing Persons beneficially owned, in the aggregate, 52,056,679 shares of Class A Common Stock, representing approximately 11.15% of the outstanding Class A Common Stock (based upon the pro forma calculation of 466,914,000 shares of Class A Common Stock outstanding as of June 29, 2008, as reported in the Company’s Form S-4/A, filed on August 15, 2008).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian GP beneficially and directly owns and has sole voting power and sole dispositive power with regard to 6,430,910, 20,064,053, 576,776, 130,691 and 25,321 shares of Class A Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I and Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I and Parallel Fund II directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Item 5 of the Statement is hereby amended by deleting “16,946,216” appearing in the penultimate paragraph of Item 5 of Amendment 28 and replacing it with “16,946,215.”

Class A Common Stock:  CUSIP No. 950587 105

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2008

TRIAN PARTNERS GP, L.P.

By:  /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:     /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:    /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:      /s/PETER W. MAY
Name: Peter W. May
Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:       /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:       /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By: Trian Partners Parallel Fund II GP, L.P., its general partner

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:      /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:      /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:      /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:      /s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:      /s/PETER W. MAY
Name: Peter W. May
Title: Member

                                                                                                         /s/NELSON PELTZ
Nelson Peltz

                                                                                                        /s/PETER W. MAY
Peter W. May

                                                                                                        /s/EDWARD P. GARDEN
Edward P. Garden